The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated August 25, 2011.

Preliminary Pricing Supplement No. IR-4 To the Product Supplement No. IR-I dated August 19, 2010 Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 August 25, 2011
Financial Products
$
Fixed Rate to Capped Floating Rate Securities due September 6, 2018 Linked to 3-Month USD LIBOR
General
•
The securities are designed for investors who seek quarterly interest payments for the first eight quarterly Interest Periods at a fixed rate expected to be between 3.75% to 4.00% per annum (to be determined on the Trade Date) and quarterly interests payments for all subsequent quarterly Interest Periods at a variable rate linked to 3-Month USD LIBOR, subject a Maximum Interest Rate and a Minimum Interest Rate as described below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing September 6, 2018.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•
The securities are expected to price on or about September 2, 2011 (the “Trade Date”) and are expected to settle on or about September 6, 2011 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:
At maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Reference Rate:	For each Floating Rate Interest Period, 3-Month USD LIBOR determined as of the Determination Date for such Floating Rate Interest Period. See “The Reference Rates—3-Month USD Libor” herein.
Interest Rate:	In respect of each Fixed Rate Interest Period, as follows:
• For each of the Fixed Rate Interest Periods, expected to be between 3.75% and 4.00% per annum (to be determined on the Trade Date).
In respect of each Floating Rate Interest Period, as follows:
•
For each of the Floating Rate Interest Periods, the Reference Rate, plus a rate expected to be between 1.05% and 1.15% per annum (to be determined on the Trade Date), subject to a Maximum Interest Rate expected to be between 6.00% and 6.50% per annum (to be determined on the Trade Date) and a Minimum Interest Rate expected to be 0.00% per annum (to be determined on the Trade Date).

The level of the Reference Rate applicable to each Floating Rate Interest Period will be determined on the corresponding Determination Date.
Interest:
On each Interest Payment Date, for each $1,000 principal amount of securities, you will receive an interest payment in respect of the immediately preceding Interest Period, calculated as follows using the Interest Rate and Day Count Fraction in respect of such Interest Period:

● Interest Rate × $1,000 × Day Count Fraction
Fixed Rate Interest Periods:
The period from and including the Settlement Date to but excluding the first Fixed Rate Interest Payment Date, and each successive period from and including a Fixed Rate Interest Payment Date (except the last Fixed Rate Interest Payment Date) to but excluding the next succeeding Fixed Rate Interest Payment Date, subject to adjustment in accordance with the Following Business Day Convention.

Floating Rate Interest Periods:
The period from and including the last Fixed Rate Interest Payment Date to but excluding the first Floating Rate Interest Payment Date, and each successive period from and including a Floating Rate Interest Payment Date to but excluding the next succeeding Floating Rate Interest Payment Date, subject to adjustment in accordance with the Following Business Day Convention.

Interest Periods:	Each Fixed Rate Interest Period and each Floating Rate Interest Period.
Determination Date:	For each Floating Rate Interest Period, two London Business Days immediately prior to the beginning of such Floating Rate Interest Period.
Fixed Rate Interest Payment Dates:
Quarterly on the 6th day of March, June, September and December, beginning on December 6, 2011, through and including September 6, 2013, subject to adjustment in accordance with the Following Business Day Convention.

Floating Rate Interest Payment Dates:
Quarterly on the 6th day of March, June, September and December, beginning on December 6, 2013, through and including the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention.

Interest Payment Dates:	Each Fixed Rate Interest Payment Dates and each Floating Rate Interest Payment Date.
Maximum Interest Rate:	For each of the Floating Rate Interest Periods, expected to be between 6.00% and 6.50% per annum (to be determined on the Trade Date).
Minimum Interest Rate:	For each of the Floating Rate Interest Periods, expected to be 0.00% per annum (to be determined on the Trade Date).
Day Count Fraction:	For each Interest Period, 30/360.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	September 6, 2018, subject to adjustment in accordance with the Following Business Day Convention.
Acceleration Upon Reference Rate Hedge Disruption Events:
In the event that the calculation agent determines that a hedging disruption event has occurred (as defined under “Description of the Securities – Reference Rate Hedging Disruption Events” in the accompanying product supplement), the Issuer will have the right, but not the obligation, to accelerate the payment on the securities. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner.

Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TEV9
Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1) We or one of our affiliates may pay discounts and commissions of up to $2.00 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.
The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement. The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse
September     , 2011

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated August 19, 2010, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated August 19, 2010:

http://www.sec.gov/Archives/edgar/data/1053092/000104746910007642/a2199806z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Examples of Calculation of the Interest Payment for a Floating Rate Interest Period

The examples below illustrate how the interest payment amount in respect of a Floating Rate Interest Period is calculated. The examples assume that there are 90 days in the Floating Rate Interest Period, reflecting the 30/360 Day Count Fraction, that the applicable Interest Rate for such period is equal to the Reference Rate + 1.10% (the midpoint of the expected range set forth on the cover of this pricing supplement) and that the applicable Maximum Interest Rate and the Minimum Interest Rate for such period are 6.25% per annum (the midpoint of the expected range set forth on the cover of this pricing supplement) and 0.00% per annum, respectively. The actual Maximum Interest Rate and Minimum Interest Rate will be determined on the Trade Date. The interest payment amounts set forth below are provided for illustration purposes only. The actual interest payment amount in respect of each Floating Rate Interest Period will depend on the level of the Reference Rate on the Determination Date for such Floating Rate Interest Period and the Interest Rate calculation applicable during such Floating Rate Interest Period. Any payment you will be entitled to receive on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the Reference Rate is 4.00%. In respect of the corresponding Floating Rate Interest Period, the interest payment for each $1,000 principal amount of securities will be calculated as follows:

Interest Rate	=	Reference Rate + 1.10%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	5.10%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	5.10%
Interest payment amount	=	Interest Rate × $1,000 × Floating Rate Day Count Fraction
	=	5.10% × $1,000 × 90/360
	=	$12.75

Example 2: On the applicable Determination Date, the Reference Rate is 0.00%. In respect of the corresponding Floating Rate Interest Period, the interest payment for each $1,000 principal amount of securities will be calculated as follows:

Interest Rate	=	Reference Rate + 1.10%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	1.10%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	1.10%
Interest payment amount	=	Interest Rate × $1,000 × Floating Rate Day Count Fraction
	=	1.10% × $1,000 × 90/360
	=	$2.75

Example 3: On the applicable Determination Date, the Reference Rate is 7.50%. In respect of the corresponding Floating Rate Interest Period, the interest payment for each $1,000 principal amount of securities will be calculated as follows:

Interest Rate	=	Reference Rate + 1.10%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	8.60%, subject to the Maximum Interest Rate of 6.25%
		and the Minimum Interest Rate of 0.00%
	=	6.25%
Interest payment amount	=	Interest Rate × $1,000 × Floating Rate Day Count Fraction
	=	6.25% × $1,000 × 90/360
	=	$15.63

In this example, even though the Reference Rate for the Floating Rate Interest Period is greater than 6.25%, the Interest Rate for such Floating Rate Interest Period is limited to the Maximum Interest Rate of 6.25%.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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THE AMOUNT OF INTEREST PAYABLE ON THE SECURITIES IS UNCERTAIN— During the term of the securities, interest is determined and paid quarterly in respect of Fixed Rate Interest Periods and quarterly in respect of Floating Rate Interest Periods, and the amount of interest payable on the securities for any Floating Rate Interest Period will depend on the level of the Reference Rate on the Determination Date for such Floating Rate Interest Period and the applicable Interest Rate. In addition, the Interest Rate in respect of each Fixed Rate Interest Period is lower than the rate we would pay on conventional, fixed rate securities of comparable maturity. As a result, the effective yield on the securities may be less than what would be payable on conventional, fixed-rate securities of the Issuer of comparable maturity. The interest payments on the securities and return of your principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

•
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE— Although the return on the securities will be based on the levels of the Reference Rate, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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A REFERENCE RATE HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES— In the event that the calculation agent determines that a hedging disruption event has occurred (as defined under “Description of the Securities—Reference Rate Hedging Disruption Events” in the accompanying product supplement), we will have the right, but not the obligation, to accelerate the payment on the securities. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner. In this case, you will lose the opportunity to continue to accrue and be paid interest for the remaining term of the securities, and you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities. Please refer to “Description of the Securities – Reference Rate Hedging Disruption Events” in the accompanying product supplement.

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CAPPED INTEREST PAYMENT AMOUNT— For each Floating Rate Interest Period, the applicable Interest Rate will not exceed the applicable Maximum Interest Rate. Therefore, you will not benefit from any increase in the Reference Rate that would increase the applicable Interest Rate during such Floating Rate Interest Period above the applicable Maximum Rate.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY— While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY— The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS— We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES— In addition to the level of the Reference Rate on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Rate;

o	the time to maturity of the securities;

o	changes in U.S. interest and swap rates;

o	interest and yield rates in the market generally;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Rate or markets generally and which may affect the level of the Reference Rate; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE REFERENCE RATE MAY BE VOLATILE— The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

o	sentiment regarding underlying strength in the U.S. and global economies;

o	expectation regarding the level of price inflation;

o	sentiment regarding credit quality in U.S. and global credit markets;

o	central bank policy regarding interest rates; and

o	performance of capital markets.

Decreases in the Reference Rate will result in a reduction of interest payable, if any, on the securities.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on any Determination Date) could adversely affect the level of the Reference Rate and, as a result, could decrease the amount of interest, if any, you may receive on the securities. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Reference Rate

3-Month USD LIBOR

For any Business Day, “3-Month USD LIBOR” means the rate for deposits in U.S. dollars for a period of 3 months, expressed as a per annum percentage, that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on such day. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for such day will be determined on the basis of the rates at which deposits in U.S. dollars are offered by a minimum of three banking institutions, which institutions will be selected by the calculation agent in its sole discretion, at approximately 11:00 a.m., London time, on such day to prime banks in the London interbank market for a period of 3 months commencing on such day. The calculation agent will request the principal London office of each banking institution selected by the calculation agent to provide a quotation of its rate. If at least two such quotations are provided, the rate for the relevant date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for such day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on that day for loans in U.S. dollars to leading European banks for a period of 3 months commencing on that day.

Historical Information

The following graph sets forth the historical performance of 3-Month USD LIBOR based on the daily levels of such Reference Rate from January 1, 2006 through August 23, 2011. 3-Month USD LIBOR on August 23, 2011 was 0.31178%. We obtained the levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical levels of the Reference Rate should not be taken as an indication of future levels, and no assurance can be given as to the level of the Reference Rate on any trading day during the term of the securities, including on any Determination Date. We cannot give you assurance that the levels of the Reference Rate will result in any interest payments on the securities. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Certain United States Federal Income Tax Considerations

We intend to treat the notes for United States federal income tax purposes as variable rate debt instruments that provide for a single fixed rate followed by a qualified floating rate. Accordingly, a U.S. holder generally must determine interest and original issue accruals by using the method described in “Certain United States Federal Income Tax Considerations—U.S. Holders—Variable Rate Notes” in the Product Supplement. Each U.S. Holder by its acceptance of its note will agree to report its income from the note in a manner consistent with the method described therein.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive underwriting discounts and commissions of up to $2.00 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse